                                          Filed by Accredo Health, Incorporated
                                          pursuant to Rule 425 under the
                                          Securities Act of 1933 and deemed
                                          filed pursuant to Rule 14a-12 under
                                          the Securities Exchange Act of 1934.

                                          Subject Company: Gentiva Health
                                          Services, Inc.
                                          Commission File No. 001-15669

                                          Date:  January 3, 2002


Following is a transcript of a conference call and Webcast on January 3, 2002 regarding proposed transaction:
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Operator: Good morning everyone and welcome to your conference, Accredo Health
Conference, with Mr. David Stevens this morning. I would like to remind all parties that today's conference is being recorded. Mr. Stevens has asked that everyone please limit their questions to one at a time and if you should have a second question, you will have to go back in the queue for a second time. Sir, I will turn the conference over to you. Whenever you are ready to begin your Q&A Session, please press star/zero sir. I will turn the conference over to you and thank you for using Sprint Conference.

Tom Bell*: This is Tom Bell*. I am the Corporate Secretary for Accredo Health. Thank you for joining us this morning on the Accredo Health Conference Call. I realize it is very early on the West Coast and we appreciate all of those who got up early to join us this morning. We also apologize for starting a little late on this call. We had a number of people who were trying to get into the call and we wanted to wait so that they could all be accommodated and I think we have done that. And we have a large turnout this morning and again, appreciate you joining us.

Before turning the meeting over to David Stevens and Joel Kimbrough, there are a couple of housekeeping items that we need to take care of. Of course, as is our practice, we will take questions at the end of the presentations and statements. As the operator said, we would like to have you limit your questions to one at a time and then if you wish to ask a second question, please come back through the queue. There will be a replay of this presentation on the Accredo Web Site and also a replay available by phone and that information is in the press release that we issued last night.

Finally, in order to comply with the forward-looking statements "safe harbor", we want to advise you that in addition to historical information, certain comments made during this conference call, particularly those anticipating future financial performance, business prospects and growth and operating strategies constitute forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Such statements may be identified by words such as anticipate, believe, estimate, expect, intend, predict, hope or similar expressions. Such statements are based on management's current expectations and are subject to a number of factors and uncertainties which could cause actual results to differ materially from those described in the forward-looking statements, including, without limitation, the loss of a biopharmaceutical relationship, our inability to sell existing products, the impact of pharmaceutical industry regulation, the difficulty of predicting FDA and other regulatory authority approvals, the regulatory environment and changes in healthcare policies and structure, acceptance and demand for new pharmaceutical products and new therapies, the impact of competitive products and pricing, the ability to obtain products from suppliers, reliance on strategic alliances, the ability to expand through joint ventures and acquisitions, the ability to maintain pricing arrangements with suppliers that preserve margins, the need for and ability to obtain additional capital, the seasonality and variability of operating results, the Company's ability to implement its strategies and achieve its objectives and the risks and uncertainties described in reports filed by Accredo with the Securities and Exchange Commission under the

Securities Exchange Act of 1934, as amended, including, without limitation, cautionary statements made in Accredo's 2001 Annual Report on Form 10-K under the heading "Risk Factors". I will now turn the meeting over to David Stevens, the Chief Executive Officer of Accredo Health.

David Stevens: Thanks Tom and good morning to everyone. We are excited to have announced the future acquisition of the specialty pharmaceutical services division of Gentiva Health Services Inc. On Wednesday January 2nd, we signed a definitive asset purchase agreement with an anticipated closing schedule for April 2002. The sale is contingent upon approval by the shareholders of each company and all necessary regulatory approvals. We believe the joining of the 2 companies creates a significantly stronger and effective entity by uniting the strengths of both organizations. These include an increased number of manufacturing agreements, additional niche products, more payer contracts, increased patient base and a combined workforce that has demonstrated expertise, compassion and commitment to providing the highest level of service to the chronic patients they serve. Through this increased volume we will substantially improve Accredo's effectiveness and economies of scale. Our customers will be receiving an even higher level of service from Accredo by increasing our product offerings and expanding our geographic distribution capabilities. Our niche strategy of focusing on a few chronic pharmaceutical products with unusual characteristics via either manufacturing agreements or in markets that suffer from long-term supply issues has been Accredo's market strength. We are not deviating from that model. We believe this is why Accredo is a leading specialty pharmacy provider of preferred relationships within the biopharmaceutical industry.

SPS operates 2 chronic pharmacies located in Pittsburgh and Fort Worth. These chronic pharmacies operate in a very similar manner to Accredo's model. Accredo will maintain these facilities and employees in these locations. SPS uses its satellite pharmacy facilities for its chronic therapies to provide regional pharmacy support, patient management from therapy dedicated nurses and to meet regional reimbursement and referral issues. This is very similar to how Accredo uses its 10 satellite facilities. Accredo will also be retaining a large number of these acute facilities and their employees to support IVIG, Flolan and other future chronic products that demand these regional services. However, we will not retain the acute pharmacy business. While we believe that Accredo Incorporated on a standalone basis remains a very vibrant company with a bright future, this acquisition would provide a number of advantages to Accredo Health including: One of Accredo's largest risk factors is its concentration of revenues from such a few number of products since we currently focus on the distribution of 8 major drugs. This acquisition will increase our product lines from 8 to 16 products. Our carve out strategy provides Accredo significant advantages in the selection process by manufacturers seeking preferred relationships. Payers have also continued to understand the advantages of a specialty biopharmaceutical carve out provider. This combination will take us to a new level with payers by offering an increased number of products and enabling the payer to serve their insured populations with increased efficiencies. Accredo will increase its present manufacturing agreements from 6 to 11 with the addition of SPS and their relationships with Aventis Pharmaceuticals, Bio-Technology General Corporation, GlaxoSmithKline, Immunex Corporation and Enzon, Incorporated. Gentiva has been largely successful because it represents a large base of dedicated employees committed to making a difference in the lives of the patients they serve. We are excited about combining these human resources with Accredo where their collective efforts can continue to provide superior services to even more customers in a wider geographic area. Both organizations have opportunities for potential new drug relationships with manufacturers that have products in late stage clinical trials. The combined entity has at least 9 product relationships, which could be approved over the next 2 to 3 years.

Accredo, over the last 2 years, has been building a national presence in the IVIG market with acquisitions based in Atlanta, New York, St. Louis and Kansas City. This acquisition will add a number of additional sites and give Accredo national coverage for IVIG, Flolan and other products requiring supporting staff on a regional basis. We believe the timing of acquiring a company with hemophilia, IVIG and Enbrel revenues is ideal since those markets have suffered from a recent lack of product supply. We believe all 3 of those product's supply issues will improve potentially significantly in the calendar year 2002.

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Accredo has recently entered the pulmonary hypertension market with the launch of a Actelion's product Tracleer*. This combination will bring us access to SPS's clinical expertise and to a second pulmonary hypertension product, Flolan. Our strategy will continue to focus on a small number of significant products unlike most of our competition, which distributes all 200+ injectable products. The uniting of Accredo and SPS will strengthen our reputation within the biopharmaceutical manufacturing industry with regard to our reimbursement expertise and clinical care and with patients with regard to our ability to deliver the most complex and challenging therapies.

We are also excited about the addition of SPS's Clinical Business Solutions Division, which provides support to pharmaceutical manufacturers for their drugs in clinical trials and late stage developments. This allows Accredo access to those manufacturers earlier in their drug approval process and hopefully will continue to create long lasting relationships through the commercial launch of their products.

I will now ask Mr. Joel Kimbrough, our Chief Financial Officer to make some further comments.

Joel Kimbrough: Thank you David and good morning. The total purchase price for the acquired assets of SPS is approximately $415 million. This price is subject to adjustments based upon the amount of net assets of the division, which is anticipated to be approximately $250 million at the actual closing date. At closing, one-half of the purchase price will be paid by the issuance of Accredo Health common stock and the remainder will be paid in cash using the expanded $275 million senior secured credit facility.

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As was mentioned in the press announcement, the SPS Division is comprised of both chronic and acute pharmacy businesses. Gentiva reported in its November 6th, 2001, Earnings Announcement that the entire SPS Division accounted for approximately $547 million of its consolidated revenues and approximately $53 million of operating contribution excluding corporate overhead for the nine month period ending September 30th, 2001. Our intent is to retain approximately 75% to 80% of the division's revenues by extracting the chronic core therapies from the existing acute business and combining them with Accredo's present core therapies.

It would be fair to point out that the individual operating profitability of the chronic and acute businesses are not necessarily represented by the division of revenue. It would be premature at this time to give any specific financial guidance for the acquisition until the transaction has been closed and both shareholder groups and required regulatory agency approvals have been received. If the transaction is closed on the timetable that is anticipated, we would expect to give much more comprehensive guidance during the Third Quarter Earnings Conference Call, presently scheduled for April 29th, 2002. However we do anticipate that the transaction will be immediately accretive to Accredo prior to any costs or other operating synergies that may arise. With the assistance of Gentiva we anticipate a smooth and comprehensive integration process that will continue for some period beyond closing. This process is anticipated to go well. To date we are not aware of any major obstacles that would preclude us from having a smooth transition. As David has mentioned, we are very excited about the addition of the SPS Division's products, relationships and people. And we look forward to providing more information as we draw closer to the confirmation of this transaction. I will now open the floor to questions. Operator.

Operator: At this time, if anyone should have a question, please press star/one on your touch-tone phone for questions at this time, star/one on your touch-tone phone for questions. Our first question comes from Glen Santangelo*. You may have the floor sir.

Glen Santangelo*: Yes. Thanks. I just have two really quick questions. David, earlier on the call you said you were going from 8 products to 16 products. On those incremental 8 products that you are picking up, how long are those contracts currently structured for by Gentiva? How quickly can you convert those to sort of the manner in which you tend to negotiate your deals with the manufacturer? Do you think there will be a big difference on the profitability of the way those contracts are structured, once you can get sort of the preferred relationships in place? And secondly for Joel, I just had a question about the net operating losses. I mean there is some significant NOLs at Gentiva. I was just curious to see if any of those would carry over to Accredo and if that would impact your tax rate going forward.

David Stevens: Glen this is David Stevens. In regards to your first question about the manufacturing relationship, without going into detail, because Gentiva has not released that information previously, the contracts that we will be picking up range from 0 to 5 years. Many of them actually are currently in a preferred relationship and have some margin protection. And as this transaction closes, we will be glad to give you further information in that regard.

Joel Kimbrough: Glen this is Joel. In relation to the NOLs, we are buying assets for the most part in terms of what we are looking at the SPS Division. The NOLs associated with Gentiva stay with Gentiva and therefore will be part and parcel of what they may use to get the profitability of this transaction for them.

Glen Santangelo*:  Fair enough. Thanks.

Operator: Our next question comes from Steve Halper*. You have the floor sir.

Steve Halper*: Good morning. What interest rate do you plan on paying on the debt? And as a followup, how easy is it to separate those acute therapies from the chronic therapies?

Joel Kimbrough: Steve, in terms of the interest rate right now, the $275,000,000 secured line of credit, we have a commitment with Bank of America for that line of credit. We will syndicate that. But right now the pricing appears to be somewhat between 4.5% and 4.75% somewhere between 250 and 275 basis points above 30 day LIBOR.

David Stevens: Steve this is Dave. In regards to the chronic therapies that are being served out of the acute branches, currently Gentiva operates a very similar chronic facility in Pittsburgh and in Fort Worth that we discussed. And most of their chronic therapies are dispensed from those two facilities. In addition, they distribute a portion of their hemophilia, all their Synagis, their Cerezyme, a portion of their hemophilia, all their IVIG and they have been consolidating their growth hormone into their Fort Worth facility, which is not yet complete. As far as those components, we will obviously continue that consolidation of many of those products into those two facilities. But in addition, we plan to retain, as I mentioned, a number of those acute pharmacy facilities to continue to serve our IVIG and Flolan* patients that will need regional support similar as we have done with our own 10 facilities. So it will be a combination of both and we do not anticipate having any problems in that regard.

Steve Halper*: Thanks.

Operator: The next question comes from Larry Marsh*. You have the floor at this time sir.

Larry Marsh*: Thanks. Good morning. Joel, you mentioned in your prepared comments through nine months $53 million of operating profits on $547 million of revenues before corporate overhead. If Gentiva has about $70 million of overall corporate expenses are you anticipating picking up much of that or how much of the corporate overhead will come associated with the business? And in the same regard, the company, I think, Gentiva has maybe $10 million or $15 million of depreciation in amortization not associated with goodwill. How much of that in terms of assets would you anticipate picking up?

Joel Kimbrough: Larry to kind of walk through the first piece of that, the overall corporate overhead for Gentiva for the most part will remain at Gentiva. We obviously have allocated personnel and those kinds of things between the 2 groups. There will be some shared services initially coming out of the shoot and we will pay costs for those on both sides of this equation. But in terms of what the overall profitability of the business going forward will look like, the amount that Gentiva put into their earnings release is not necessarily indicative of what this business will look like on a standalone basis. So I guess the point being is that the general corporate overhead piece will stay where it is at for the most part and I think the numbers will be pretty indicative of that going forward. In relation to amortization costs, we will not pick up any of that amortization cost coming out of Gentiva. What we will do is pick up our own amortization costs associated with other intangibles. We did adopt FASB142 last July, so there will not be any goodwill amortization coming through the P&L. But in terms of financing costs as well as just other intangible things such as non competes, those kinds of things, will amortize off and will effect the EPS number, but that is a relatively minimal number comparatively speaking.

Larry Marsh*: Just an associated question, you said 75% to 80% of the business you anticipate retaining and you would dispose of the acute business by the end of the year. Are you anticipating just closing some of that business or actually selling it and how do we think of the margins associated with that other 25% of the business?

David Stevens: Larry this is David. In regards to the acute business, historically what we have done when we have bought these types of companies is retain the chronic therapies and sell the acute business. And that obviously is our plan in this regard also. While we have not talked to anyone about this specific transaction obviously, we have been approached by a number of players in the market who have met with us based on our previous experience and have shown an interest in buying this acute business if we had that opportunity to do so again in the future. And so we have already received calls since our announcement last night from some of those individual companies. And again, we would like to sit down and discuss that. So we do not believe that will be an issue. However, from a financial standpoint, you also need to remember that historically we have not assigned any value to that acute business so whatever we would do would just be upside.

Joel Kimbrough: Larry, I think the last part of that question (This is Joel.) is that what about the profitability of the acute business compared to the chronic business. And I will tell you that the revenue division and the profitability are not necessarily the same. The acute business typically has not been the margin contributor to the overall businesses, in general, that the chronic businesses has been and I think it holds true with this particular SPS Division as well.

Larry Marsh*:  Great. Thanks.

Operator: Our next question comes from Brendan Fazio*. You have the floor at this time.

David Risinger*: HI. This is David Risinger* from Merrill Lynch. Congratulations on the transaction. It seems like you paid a pretty attractive multiple of revenue and earning for this business, certainly the multiples are dramatically lower than the current market multiples on Accredo. And so if you could walk us through how you came to the purchase price and also what you factored in for the potential for declining margins at the Gentiva business. When I looked at recent financials for Gentiva, it looked like the margins had declined a couple hundred basis points over the last 12 months relative to 2000. So if you could comment on that as well that would be helpful.

David Stevens: Yes Dave this is David Stevens. Obviously for a couple of pieces of your question in regards to how we looked at this transaction, I will let Joel address you. There are a couple of things to note here. One we believe we paid a fair price. If you look at their growth model, a lot of it had to do with that they have several product lines. They have grown very quickly. And those are the ones that we are acquiring. In addition, we feel very fortunate from a timing standpoint to be acquiring the Hemophilia, IVIG and the Enbrel product lines. As you know, those 3 products have all had a severe shortage in availability of product that has clearly held back growth in the last 12 months. We believe all 3 of those products availability will increase potentially substantially in availability in 2002. And obviously if that happens then those growth rates have an opportunity to grow very quickly for us. So we think that we are certainly able to take some very strong product lines that SPS has along with some very dedicated employes and add those to the ones we have now.

Joel Kimbrough: I think Dave, in terms of the price of the acquisition and what the ultimate price ends up being clearly was a negotiated price between the respective companies. We think it is very a competitive bid and we are very fortunate to be a part of the transaction with Gentiva. I think this is also a good piece of business. The multiple is what the multiple is, but I think that as far as Gentiva shareholders, I hope they feel like that they have a fair and just price for this deal and I think they have. I think it is an awfully good transaction for both parties. I think there are 2 things. I think they have some upside potential on the Accredo stock that will be part of the transaction with the shareholders as well as just overall cash. Now as it relates to how we got to that number, I think that it really was kind of a fit within our model generally speaking. We generally pay somewhere between 5 to 7 times cash flow, plus some upside typically, and I think this transaction will be clearly within those perimeters, maybe as much as 8 depending on kind of what the final transaction price ends up being. But I think that falls into the perimeters we are looking at. So consequently we stayed pretty disciplined to what we tried to do. And again, I think it is a fair transaction for both parties.

David Risinger*: That is great. And if you could just comment on the margin trends at the business.

Joel Kimbrough: The margin trends at the business are no different than they are at a lot of other places, quite frankly. The margins associated with the overall business at Gentiva, the SPS Division is very similar to what we end up having here and the fact that the margins while they maybe very well stable within any one product line, typically are going to move according to the product mix as much as anything else. So with the inability to manage products mix through the course of the year, you are going to see some margin variability between quarters that are not necessarily indicative of margin deterioration, but more of a mix change. Now second to that, you also have a second component within the SPS Division represented by the acute business, which does create a little bit more volatility in the margins outside the chronic business and consequently as we have said, Dave, that is not a business we are going to be in long term. So I think that will take some of the volatility out of that particular margin as well.

David Stevens: David this is also David Stevens. I wanted to comment in that regard. About 40% of the revenues we are acquiring fall within the current 8 products that we service. Outside of Hemophilia and IVIG we obviously have margin protection in 6 of those 8 products. Obviously, as we bring those revenues over from SPS, we will have some ability to protect those margins going forward. Then if you look the 8 we are picking up from the SPS, they also have some margin protection. So we feel pretty comfortable that we will be able to continue to grow and maintain the margins on a combined basis as we have on a standalone basis.

Joel Kimbrough: I think Dave, that brings up a fair point, without a question, in terms of the predictability and sustainability in your model. I think that we do not have any desire whatsoever to get away from the operating model that we have today. Quite frankly it makes me look a lot smarter than I really am in terms of predicting what we do and how we do it. And so I think long term, one of the reasons that we wanted the SPS Division to come into play here is because they have a very similar operating model. It also gives us some predictability and sustainability long term with a little bit more diversification of revenues. So I think in the end of the day here this is a net net positive in terms of what we do with the overall business.

David Risinger*:  That is great. Thanks very much.  Congrats again.

Operator: The next question comes from Robert Willabee*. You have the floor sir.

Robert Willoughby*: Thank you. Joel or David, do you see any working capital opportunities here? Can you extend payable days and shorten the receivable days and are there any inventory issues associated with the products that Gentiva carries? Do they have to carry an enormous amount of inventory? And then lastly, is there any Cap X associated with the Gentiva acquisitions for next year?

Joel Kimbrough: Bob this is Joel. I think that I will try to address the litany of questions out there, if I can get them all. In terms of working capital needs, Gentiva's overall DSO is higher than the Accredo composite DSO and a lot of that is just because of the nature of the products they have. That DSO has been coming down. They have made a lot of very good improvement in that particular area and so I think in the short run you will see working capital continue to improve at that particular level. In terms of inventory, typically their days in inventory has been equal to or less than what we normally run in days. And of course they do not have any significant amount of inventory outside of what we normally carry in terms of DSO, or excuse me, days inventory on hand. The Cap X, the biggest expenditure on Cap X over the next 12 to 24 months, Bob, will be primarily in the IS area as we look to make sure we make some consolidation of certain systems and those kinds of things. I think that it is a little premature to kind of get into the overall Cap X side of this business in terms of what our predication will be. I will attempt to look at that as we get a little bit more towards the closing. But it is fair to say that we will have some Cap X expenditures. They are not going to be major, but nevertheless they are going to be very similar to what we spent here during our conversion that we have been through this year. But historically, Gentiva's Cap X has been close to being very similar to what we do. They do not own bricks and mortar, but typically it is cubes, computers, those kinds of things. So I think you will see it just kind of remain the same type of trend.

Robert Willoughby*: Your payable days are longer than your receivable days. Is that the case for Gentiva as well?

Joel Kimbrough: It is not right now. They typically have run in the chronic business, Bob, a little bit north of 90+ days approaching 100. Their acute business has been a little bit bigger drag on the overall cash flow. Typically it is kind of the nature of that business and so their payable days have run very similar to what ours are, but the DSO is not quite at the same level where we have been. As I said, that is not necessarily anything indicative of the quality of receivables, but more indicative of the issues associated with major med, which many of their receivables are major med receivables.

Robert Willoughby*: That is great. Thank you.

Operator: Next question comes from Ann Barlow*. You have the floor at this time.

Ann Barlow*: Good morning. Congratulations. One question. I know that when and if Remodulin* is approved that both Priority and Gentiva had an agreement to have an exclusive distribution of that product. Will that agreement survive the transaction?

David Stevens: Ann this is David. Yes it will. As we have talked about setting up these decentralized facilities, we will put IVIG and Flowlan in those. If that product is approved, it would also fit into that scope of a decentralized approach where you are acquired to be a lot closer to the patient population.

Ann Barlow*:  Great.  Thanks.

Operator: The next question comes from Jim Baker*.  You have the floor sir.

Jim Baker*: Hi guys. Good morning. Joel and David, I think for Accredo as a standalone, we have a pretty good idea of what percent of your revenues and perhaps more importantly what percent of your earnings or EBITDA sort of comes from business where you have that margin protection. I would love to get a little bit of a clearer picture on a pro forma basis after you have completed this acquisition and after you have divested the revenues on the businesses that you are not going to keep. Can you give us an idea of what percent of your revenues and what percent of your EBITDA and again, I am sure you do not want to break out by product, but what percent of your company will be in the margin protected business lines? Because obviously I know you are picking up a tremendous amount of hemophilia and IVIG business.

Joel Kimbrough: Jim this is Joel. I think it will be safe to say at this point that somewhere between 35% and 40% of our business will be in businesses that will probably be, for lack of a better word, non preferred relationships. And the remaining 60% to 65% will be preferred relationships with some form of margin protection. And I think going forward that is a pretty fair assumption. Now the non-preferred relationship that you are talking about on IVIG and hemophilia primarily, as you well know, are higher margin products. And so typically with margin protection and preferred relationship protection, you see a composite margin which is typically a little bit lower than the one that you do not have protection on. It is kind of a risk reward concept. Now Flolan is a little bit of an exception to that in the fact that it is a higher margin product as well and it does have some exclusivity in terms of its relationship with Glaxo. The point being in all of that is that for the most part the model does not change dramatically from what it has been. In fact those numbers are very similar to what the Accredo numbers are already today.

Operator: The next question comes from Tony Campbell*. You have the floor sir.

Tony Campbell*: Good morning. Could you tell me if there is a floor on the stock part of this transaction and if so what it is?

Joel Kimbrough: Tony this is Joel. There is a collar. The collar is $31.00 to $41.00. So the range of stock rounded is somewhere between 5.1 to 6.7 million shares.

Tony Campbell*: And the closing date, you are aiming for sort of the first part of April. Is that correct?

Joel Kimbrough: A lot of it depends, Tony, on how quickly we can get the required regulatory approvals and those kinds of things. But right now we are looking at the first half of April is right.

Tony Campbell*: Good luck and thank you.

Operator:   The next question comes from Seth Teich*.  You have the floor sir.

Seth Teich*: Good morning guys and thanks for buying the coffee for the West Coast guys. I just have a couple of questions for you please. I was wondering, you kind of addressed this a little bit, but I was wondering if you could address what you think the combined companies growth rate will look like in the future? And then I have a followup.

David Stevens: Seth this is David. As we have told the street since going public in '99, we believe we can continue to deliver at least 20% growth year over year in revenues and a much faster growth in earnings per share than that. That obviously is guidance prior to any new drugs, new indications or acquisitions and we still feel very comfortable that we can continue to deliver that type of model once this acquisition is closed. As I had mentioned a couple of things. One we feel like this is a great opportunity to pick up some very valuable assets. But a couple of things are extremely important for us. One, we do believe that we also have addressed some concerns about risks associated with any one product. And secondly our advantage in the marketplace has always been going to the manufacturer and getting a preferred relationship. Our disadvantage, per say, has been in making sure payers were able to feel comfortable in allowing us to carve out their products. And this has gotten much easier in the last several years as we went from 4 to 8 products in an offering to a payer. Now in going to 16 products, quite frankly, this expands substantially the impact I can have on our payer and expands my ability to bring them real efficiencies. So we believe that the model will allow us not only to continue to grow as we have given guidance in the past, but also give us new opportunities to the payors that maybe we have not had in the past.

Seth Teich*: Great. And then secondly, if I use some of the assumptions that we kind of went through on the call in terms of your collar in terms of stock price, the debt calculations and maybe the elimination of some of the business. I cannot help but ask that preliminarily I get an accretion level that approaches $0.70 a share in the first 12 months. I mean is that reasonable math to use based on the assumption that we talked about or any of the guidance that you can give that would be great?

Joel Kimbrough: Seth, it is premature to talk a lot about accretion levels associated with this transaction. I think it is safe to say that we believe it is going to be accretive out of the shoot for us. We will give some more guidance as we get closer to the close and get closer to getting a little bit better feel for what it is going to look like. But there are a lot of assumptions in that. Each one of you can do your own numbers, but we will file an S-4 in a couple of weeks. I think it is probably a little premature for us to talk about that right now.

Seth Teich*: Okay great. And then lastly, it seems that the multiple that you paid for the business is just under 6 times calendar '01 EBITDA seems very attractive for you and almost a little cheap in terms of seller. I was curious to know maybe if you can address why Gentiva chose to sell at that price?

David Stevens: Seth this is Dave. I think the multiple will be a little higher than that from that standpoint. But we obviously felt like it was a fair price. It was a long tedious negotiation as part of that process. I think part of it obviously also is the upside potential that the Gentiva shareholders get in Accredo stock. Obviously since 1999, when we went public, we have been able to provide a very nice return to our investors and we believe that the Gentiva shareholders will be able to share in that as we go forward.

Seth Teich*: Great. Thank you very much.

Operator:   Andy Speller*, you have the floor at this time sir.

Andy Speller*: Thanks. Joel, I was wondering, I think someone asked the question before about the depreciation and amort... or just depreciation part that is going to be coming over with the transaction. And did I hear you right when you said that you expected the net assets to be $250 million at the end of the transaction?

Joel Kimbrough: Andy, you heard me right, the majority of that is going to be receivables and inventory in relative terms and a relatively small amount of property, plant and equipment and then assumed liabilities. But the net assets should be somewhere around $250 million. That is correct. And so what you will have, you will see depreciation just up on a normalized basis based on the assets that we acquire.

Andy Speller*: So if I look at the $60 million that they have in depreciation expense, would not expect any of that really to come over?

Joel Kimbrough: What you would have is you would have a portion of that which will come over. And I am not looking at the exact numbers you are looking at Andy. But whatever property we get, we will obviously then have a 338(h)10 step-up from that and so we put that on our balance sheet based on what the value of that property is in terms of computers, whatever the case may be. And then we will depreciate that over its estimated useful lives, so you will see depreciation on those assets very similar to anything we would acquire normally.

Andy Speller*: But it would not be much different than what you are currently doing as far as a percent of sales?

Joel Kimbrough: That is right. That is right.

Andy Speller*: And then we have not talked much about synergies with the transaction. Are there really any or what do you expect to perhaps see there and maybe a timetable or such to see those if there are any synergies to be had?

Joel Kimbrough: We really have not Andy. I mean we obviously have done our diligence and we have some ideas of what we think the synergies may look like. As a practical matter, we have not based any of the assumptions on synergies. What we did is we looked at the transaction to make sure that we looked at it on a broad basis. There is clearly going to be some synergies in terms of purchasing power and some of the other things that come to play, I think that is just a given. We will look at each one of the locations and we will look at each one of the businesses, primarily the acute business and determine whether or not how is the best way to exit that business and consequently there should be some operating synergies associated with just how we run the model. We will run it typical a little bit more centralized than what Gentiva has been running it in the past and that should produce some synergies over time as well. Now we are going to have integrations, so I think what we have looked at are what things we have in synergies over the first 12 months. I think we want to be pretty conservative and say, "Okay whatever we may save we may end up spending on the integration as well." It may not come to the total, but I think that is how we are kind of looking at it at this point in time.

Andy Speller*: Okay.  I appreciate the color. Thank you.

Operator:   Our next question comes from Jim Costell*. You have the floor sir.

Jim Costell*: Yes, I would like to followup on the large amount of corporate expenses that were at Gentiva. You said you may be taking very few of these with you with the piece of the business you are buying. That strikes me as a little odd in the sense that cost allocation and so forth. Is it that none of those expenses related to this business that you are buying or is it that there will be redundancies so that you can just pull it into your operation? And if so, about how much of that, what kind of savings from the reduction in corporate expense level would you expect for this business that you are buying?

Joel Kimbrough: Jim this is Joel. I think there are a couple of pieces of that question. I think the answer to the question relative to redundancy is the primary answer relative to corporate overhead. Clearly Gentiva has a CEO, CFO, etceteras, etceteras. We also have one of those too and so those are things that you do not need to repeat. In terms of directly allocated expenses, they are already allocated to the division as we speak. Those are the things that are already going to be there, things that we are already going to have. The true corporate overhead in terms of the executive team and the personnel associated with that, a lot of these departments are redundant type expenses between the 2 corporations. Consequently they would be repeated. As it relates to the amount, we really have not gotten down to the specific numbers in terms of what they have allocated. Clearly they allocate internally based on a lot of different allocation methodologies down to their respective divisions. Those are not necessarily indicative to what it would do to be a standalone corporation. There is not a number to throw out there in terms of potential "cost savings". It is just fair to say that we will run the business a little differently primarily because we will not have the acute business, so there will be some overhead that will not be a part of that. That is obviously a high transaction volume related business. So I think that for the most part, the true corporate overhead as it relates to Gentiva will not be part of this transaction in terms of the kind of things that we normally would not absorb as part of the deal cost.

Andy Speller*:  Thank you.

Operator: The next question comes from Kelly Crow*. You have the floor at this time.

Kelly Crowe*: Good morning. Obviously you are picking up probably quite a bit of leverage in your manufacture relationships. But I guess the flip side of that question is are there any manufacturer relationships that potentially may not necessarily be at risk, but that could be hindered somewhat by this transaction?

David Stevens: Kelly this is David. We really do not see that. We believe that the manufacturing relationships both that Accredo has in place and that Gentiva has in place will be maintained and moved forward.

Kelly Crowe*: Okay. And then secondly, can you qualify what some of the acute businesses that you maybe exiting exactly are?

David Stevens: Kelly this is David again. When I refer to the acute, I am mainly referring to antibiotics, chemotherapy, enteral, and parental nutrition, etceteras. That is the typical acute business or sometimes referred to as the home infusion therapy business. And that is the business that we will not be retaining.

Kelly Crowe*: Thank you very much.

Operator: The next question comes from Len Yaffe*. You have the floor at this time.

Judy Hayes*: Hi. It is Judy Hayes* for Len. Of the 75% of the business that you plan on retaining, what percentage of that is represented by hemophilia, IVIG and Flolan?

Joel Kimbrough: Gee, in terms of the division of products, Gentiva really has not broken up those products and so it probably would be a little bit premature for us to do it. Obviously, it is a significant amount of their business, but it is not 50% of their business at this point.

Judy Hayes*: Okay thanks.

Operator:   At this time, Howard Altman*, you have the floor at this time.

Howard Altman*: Good morning. I just had a question regarding the 20% growth rate. When I look at the pro forma numbers for this quarter and I get sort of like a 9% growth rate. And I am wondering what you have to do to get that to 20%? Is it getting rid of the acute business? Is it getting the (Inaudible) products up an running? Is it new relationships? How do you get from sort of there to here?

David Stevens: Howard this is David. In regards to their acute business, it was not growing very quickly. It was typically a flat business. So obviously when you take that piece out, that allows a much higher growth rate in some of the products lines we are retaining. Secondly, in those product lines, as we have discussed in the past, like the hemophilia, IVIG and Enbrel products have suffered some from the standpoint of lack of available product. The hemophilia and IVIG markets today in this quarter, the December quarter and now going into the March quarter are much better than they were during the calendar year of 2001. And these product's availabity we believe also will improve during the calendar year of 2002. So all 3 of those products have suffered some from that regard. And then if you look at their growth rates as Gentiva has told the market, the Oxandrin* product line had some unusual things going on in its March quarter of 2001 that slowed its growth in the second and third quarter. I mean their second and third quarter, June and September. Because of a competing product's potential shortage, there was a run on that product and a number of buyers built up their inventory substantially on that product during the second and third quarter, which substantially slowed their growth rate. So if you look at the 16 product lines or the 8 that we are taking, their new products plus the 8 that we are picking up from the standpoint of their current product lines that we are involved in, those products were going much quicker than the rate that you are discussing.

Howard Altman*:  All right.  Thanks.

Operator:   The next question comes from David McDonald*. You have the floor.

David McDonald*: Good morning guys. Joel, I think you mentioned in your prepared comments, just talking about some of the regional locations that you guys will pick up. Can you give some color in terms of some of the benefits you guys expect to pick up by having increase regional support now? I mean are there opportunities within your book of business that you need to walk away from because you do not have the regional support etceteras. Could you just give a little more color there?

David Stevens: Yes Dave this is David Stevens. In that regard, a couple of things. One, as I mentioned the 2 chronic facilities they have are very similar to our chronic facilities. However their acute business they operate, they operate and provide all therapies from those acute facilities. We will change that model and only be providing IVIG and Flolan. Those 2 products require you to be probably within 100/150 mile radius of that patient population you are serving in that regard. And those acute facilities that will be picking up will be very similar to the 10 that we already have that we utilize in that manner. But this will give us a full national ability to distribute and support that patient population that we have not in the past. To your point, it was obviously in the IVIG business, we were building a national program but clearly were not there with the number of facilities we had. This will escalate that ability to be able to provide those services on a national basis. Previous to that we would not have been able to bid on our product line like Flolan. That required that and a close proximity to that patient population or as we mentioned earlier, the new product potentially from United Therapeutics. So there are some products in the past that we have not been able to bid on because we did not have the model to be able to support that patient population. And that model is usually a higher margin product that does not have maybe as much guaranteed margin from the manufacturer, but does require you to be much closer to that patient population and be able to provide a higher level of clinical oversight. So as we are able to integrate these 2 entities, we will have some capabilities that we clearly did not have in the past.

David McDonald*:  Thanks again.

Operator:   The next question comes from Brian Tew*.  You have the floor sir.

Brian Tew*: Hi. A couple of questions on mechanics. First of all, in terms of the collar, what is the pricing period on the collar?

Joel Kimbrough: The pricing period on the collar Brain is the last 20 trading days prior to the close.

Brian Tew*: Okay great. Thanks. And in terms of the deal itself, are you familiar with what the tax treatment is going to be for Gentiva and for the Gentiva shareholders that are going to be getting the stock? Is that a distribution?

Joel Kimbrough: I do not. That is something that I think would probably be better addressed by Gentiva, Brian, then it would be from me.

Brian Tew*: Gotcha. And I think you had mentioned also that the $415 million is subject to certain adjustments or conditions. Can you clarify exactly what those adjustments or conditions are?

Joel Kimbrough: The adjustment is only centered around the net assets at closing. The expectation is that there would be $250 million worth of net assets at closing on the closing balance sheet, Brian, plus or minus 1%, which gives about a $5 million window there. And anything outside of that window is dollar for dollar in terms of decrease or increase in the overall purchase price.

David Stevens: Brian this is Dave. I might mention too in regards to the $250 million, we have already finished our due diligence. We have already had E&Y do a 9 month audit and they will continue that process as we go forward. So we feel pretty comfortable and certainly SPS Division has shown us the assets in that 9 month period and we feel comfortable with their ability to deliver that.

Brian Tew*: In line with that what are walk away provisions and/or break up fees?

Joel Kimbrough: The walk away provisions, clearly right now there is no due diligence contingency. There is not a financing contingency. Clearly we have those in place and we have done the diligence and financing pieces of this transaction. Typically the only walk away provisions at this point are material adverse conditions, which are defined in the document at this point, Brian. That clearly is by definition something very adverse to both companies or either company that would have happened before there is a walk away provision. But they are very limited at this point. In terms of the break up fee, at this point, the break up fee is 3% of the transaction. It is $12 1/2 million and so that gives you a number of what it is.

Brian Tew*: Great. Congratulations.

Joel Kimbrough:  Thank you.

Operator: Our next question comes from Maureen McEnroe*. You have the floor at this time.

Maureen McEnroe*: Yes congratulations on a great strategic acquisition. You talked a lot about the manufacturer synergies. What about on the payer side? Does this bring any new payer relationships to Accredo?

David Stevens: Maureen this is David. It does. The remaining Gentiva entity is a pretty interesting entity. Obviously they have kind of 2 major assets. One being their nursing division where they are a national leader and the second is the CareCentrix entity or division which contracts with payers in regards to managing their home care network.

We will have 2 things going forward. This clearly by expanding our product line allows us to gain access not only to some of their payer contracts but also payer contracts through CareCentrix. Also we have a long-term ongoing relationship with CareCentrix as part of this relationship. That obviously immediately brings us access to some payers Cigna and Humana and others that Gentiva has disclosed. So we are very excited about having the opportunity to expand that ability to immediately get in some payers and also go back to some payers who did not feel like our product offering was large enough in the past that certainly may look at us differently now.

Maureen McEnroe*: Thanks.

Operator:   Seth Teich*, you have the floor at this time sir.

Seth Teich*: I just wanted to get a clarification. Of the $53 million in corporate expense that Gentiva reported for the first 9 months, how much of that are you assuming?

Joel Kimbrough: Seth in terms of... The $53 million we are talking about there was operating profits. They obviously had some corporate overhead. The direct support overhead that is out in the divisions relative to IT, those kinds of things, already are directly allocated to the division. The corporate overhead I said that we are not assuming at this point is the corporate overhead associated with corporate type functions, executives offices, accounting, legal, those kinds of things. Those are duplicate for us and we are not assuming those.

Seth Teich*: Great. Looks like your stock is going to open at 40 1/2, just so you know. Congratulations.

Joel Kimbrough:  Thank you.

Operator:   The next question comes from Larry Marsh*.  You have the floor.

Larry Marsh*: Just a quick followup. I guess pro forma with the Gentiva hemophilia business as well as what you acquiring with BioPartners, how do you think of your position relative to your competitors in the hemophilia market? Seems like you would be a market leader and does that give you a better access to supplier relationships that may create a little bit more visibility in that business here in the next couple of years.

David Stevens: Larry this is David. It obviously increases our visibility. I think probably the most important piece of that though is the things we will be able to provide to the hemophilia patient population in efficiency of scale. The issue in hemophilia is very different from other products that we distribute is that the patients and physicians want access not only to products but to also assay levels. And this is extremely important in this industry. And we will be able to obviously care much more inventory on a combined basis and offer a lot more choice to those patients and physicians that we certainly have not been able to do in the past. So I think by far in the hemophilia that is the most important advantage we will have in the market place.

Larry Marsh*: It seems like, because your record in hemophilia has been pretty good. Theirs, obviously they have been struggling a little bit with perhaps because of lack of scale. So it sounds like you are going to be able to really tackle the issues that they have been dealing with.

David Stevens: Actually their hemophilia market continues to grow very well. They have done pretty well in that market and have some very strong people that have been involved in that industry for a long period of time. So we are pretty excited about putting those 2 groups of human resources together and continue to serve the marketplace.

Larry Marsh*: Thank you.

Operator: The last question comes from Blake Blitner*. You have the floor at this time.

Blake Goodner*: Thanks.  How are you doing?

Unidentified Speaker: Good morning.

Blake Goodner*: Just a quick question. Can you help me understand the current Gentiva SPS gross margins and perhaps clarify how the chronic gross margin compares to the acute gross margin? And in previous conference calls you have stated that your targeted Accredo gross margin is in the 14% to 15% range. Does this transaction change that?

Joel Kimbrough: I think Blake, to give you just some broad perspective, the acute business in general typically has had a pretty fair gross margin. The operating expenses and bad debt expenses associated with that business is typically what has always been a problem. I am not just talking about Gentiva, I am talking about the business in general. In terms of the overall model form for Accredo on a combined basis going forward, its a little premature to talk about it. I think it is fair to say that significant amount of their products hemophilia, IVIG, Flolan are all higher margin products. And consequently the combined number should increase our overall composite gross margin for our business as a whole.

Blake Goodner*: Thank you.  Congratulations.

Operator: If there are any other questions, at this time, could you please press star/one on your touch-tone phone please. Our next question is from David Abrahams*. You have the floor sir.

David Abrahams*: I think this has been answered. I just want to be sure about this. You are assuming... You are buying $256 million of net assets and you said that you are subject to adjustment, but they are sort of 1% cushion in that that is $5 million. Does that mean that there are $500 million roughly of gross assets?

Joel Kimbrough: Let me explain that David just to make sure. We are assuming a balance sheet that has net assets of $250 million and so there is a leeway of $2.5 million on either side of $250. In other words, if net assets are $252.5 million or $247.5 million, within that range, then there is no adjustment. If it is outside that it is dollar for dollar.

David Abrahams*: Can you give us a sense of what the gross assets are in the net assets?

Joel Kimbrough: I do not know that right off the top of my head relative to the division. And clearly the vast majority of these assets are going to be receivables and inventory which are effectively net and gross are the same And it is not a lot of gross PP&E out there comparatively speaking.

David Abrahams*: What I am trying to understand is are you assuming some liabilities (Inaudible)...?

Joel Kimbrough: Yes. David, I understand. Gross assets here on this division at September 30th is about $309 million.

David Abrahams*: That is great. That answers the question. Thank you.

Operator:   That was our final question sir.

David Stevensl*: Well if there are no further questions, we appreciate your participation this morning and look forward to talking to you in the future. Thank you.

*Please Note: Proper names/organizations spelling not verified.

FORWARD-LOOKING STATEMENTS

In addition to historical information, certain of the statements in this transcript, particularly those anticipating future financial performance, business prospects and growth and operating strategies constitute forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Such statements may be identified by words such as anticipate, believe, estimate, expect, intend, predict, hope or similar expressions. Such statements, which include estimated financial information or results, are based on management's current expectations and are subject to a number of factors and uncertainties which could cause actual results to differ materially from those described in the forward-looking statements, including, without limitation, satisfaction of approvals and conditions applicable to the transaction described above, the loss of a biopharmaceutical relationship, our inability to sell existing products, the impact of pharmaceutical industry regulation, the difficulty of predicting FDA and other regulatory authority approvals, the regulatory environment and changes in healthcare policies and structure, acceptance and demand for new pharmaceutical products and new therapies, the impact of competitive products and pricing, the ability to obtain products from suppliers, reliance on strategic alliances, the ability to expand through joint ventures and acquisitions, the ability to maintain pricing arrangements with suppliers that preserve margins, the need for and ability to obtain additional capital, the seasonality and variability of operating results, the Company's ability to implement its strategies and achieve its objectives and the risks and uncertainties described in reports filed by Accredo with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, including without limitation, cautionary statements made in Accredo's 2001 Annual Report on Form 10-K and Accredo's latest quarterly report on 10-Q under the heading "Risk Factors."

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, Accredo and Gentiva will file a joint proxy statement/prospectus and Accredo will file a registration statement on Form S-4 with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND REGISTRATION STATEMENT WHEN THEY BECOME AVAILABLE, BECAUSE IMPORTANT INFORMATION WILL BE CONTAINED THEREIN. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and registration statement (when available) and other documents filed by Accredo and Gentiva with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the joint proxy statement/prospectus and registration statement, once available, and each company's other filings with the Commission may also be obtained from the respective companies. Free copies of Accredo's filings may be obtained by directing a request to Accredo Health, Incorporated, 1640 Century Center Parkway, Suite 101, Memphis, TN 38134, Attn: Thomas W. Bell, Jr. Free copies of Gentiva's filings may be obtained by directing a request to Gentiva Health Services, Inc., 3 Huntington Quadrangle 2S, Melville, NY 11747-8943,
Attn: Michael Johns, Vice President, Communications.

PARTICIPANTS IN THE SOLICITATION

Accredo, Gentiva and their respective directors, executive officers and other members of their management and employees may be soliciting proxies from their respective stockholders in favor of the transaction. Information concerning persons who may be considered participants in the solicitation of Accredo's and Gentiva's stockholders under the rules of the Commission is set forth in public filings filed by Accredo and Gentiva with the Commission and will be set forth in the joint proxy statement/prospectus when it is filed with the Commission.